SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Crystal Rock Holdings, Inc.

(Name of Subject Company)

CR Merger Sub, Inc.

and

Cott Corporation

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22940F103

(CUSIP Number of Class of Securities)

Marni Morgan Poe

Vice President, Secretary and General Counsel

Corporate Center III

Suite 400, 4221 W. Boy Scout Blvd.

Tampa, Florida, United States 33607

(813) 313-1800

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

H. John Michel, Jr.

Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

Telephone: (215) 988-2700

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A             Filing Party: N/A

Form or Registration No.: N/A             Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

The pre-commencement communication filed under cover of this Tender Offer Statement on Schedule TO is being filed by CR Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Cott Corporation, a Canadian corporation (“Cott”), pursuant to General Instruction D to Schedule TO related to a planned tender offer for all of the outstanding shares of common stock, $0.001 par value of Crystal Rock Holdings, Inc. (“Crystal Rock”) pursuant to an Agreement and Plan of Merger, dated as of February 12, 2018, by and among Cott, Purchaser and Crystal Rock.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Crystal Rock’s common stock described in this announcement has not commenced. At the time the tender offer is commenced, Cott will file, or will cause to be filed, a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”) and Crystal Rock will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the tender offer. The Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials and all other documents filed by, or caused to be filed by, Cott with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The Schedule TO Tender Offer Statement and related materials may be obtained for free by directing such requests to Cott, Attention: Investor Relations at (813) 313-1732. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free from Crystal Rock under the “Investor Relations” section of Crystal Rock’s website at http://ir.crystalrock.com/.

Forward-looking Statements

The foregoing communication may contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of the control of Cott, are difficult to predict and may cause actual outcomes to differ significantly from any future outcome expressed or implied in the forward-looking statements in this communication. While Cott believes that the assumptions made and the expectations reflected in this material are reasonable, no assurance can be given that such assumptions or expectations will prove to have been correct and no guarantee of whatsoever nature is assumed in this respect. The uncertainties include, inter alia, the risk of a change in general economic conditions and government and regulatory actions. These known, unknown and uncertain factors are not exhaustive, and other factors, whether known, unknown or unpredictable, could cause Cott’s actual results or ratings to differ materially from those assumed hereinafter. Cott undertakes no obligation to update or revise the forward-looking statements in this material whether as a result of new information, future events or otherwise.

Item 12.	Exhibits.

(a)(5)(A) Press release issued by Cott on February 12, 2018.